Board Nominee



Daniel W. Dienst



Heath Freeman



Lowell Robinson

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MediaNews Group, Inc., Joseph Anto, Ethan Bloomfield, Daniel W. Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson and Gregory Slayton (collectively, the "Participants") are participants in a solicitation of written consents (the "Consent Solicitation") from the stockholders of Monster Worldwide, Inc. (the "Company"). The Participants intend to file with the Securities and Exchange Commission (the "SEC") a definitive consent statement and accompanying form of consent card to be used in connection with the Consent Solicitation. All stockholders of the Company are advised to read the definitive consent statement and other documents related to the Consent Solicitation by the Participants if and when they become available, as they will contain important information, including additional information related to the Participants. Should the Participants engage in such a solicitation, the consent statement and an accompanying consent card will be furnished to some or all of the Company's stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov, at http://www.revitalizemonster.com or from Okapi Partners at 212-297-0720 or info@okapipartners.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the

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Board Nomine






Lowell Robinson

preliminary consent statement on Schedule 14A filed by the Participants with the SEC on September 30, 2016. This document is available free of charge from the sources indicated above.

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Board Nomine



Daniel W. Dien



Heath Freem



Lowell Robinson

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security. Furthermore, this website is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that MNG's investment process or investment objectives will or are likely to be achieved or successful or that MNG's investments will make any profit or will not sustain losses. Past performance is not indicative of future results.

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Board Nominees


Daniel W. Dienst


Joseph Anto


Ethan Bloomfiled


Heath Freeman


Kevin Gregson


Gregory Slayton


Lowell Robinson

SEE NOMINEE DETAILS

Materials for Shareholders

- Letter to Shareholders (9.30.16)
- Monster M&A Discussions Summary Timeline (9.12.16)
- Letter to Shareholders (9.12.16)
- Letter to Board (8.19.16)

SEE ALL MATERIALS FOR SHAREHOLDERS



Daniel W. Dienst

Mr. Dienst served as a director and the Chief Executive Officer of Martha Stewart Living Omnimedia Inc., a media and merchandising company, from 2013-2015, where he led the turnaround of the famous brand and orchestrated its successful sale in 2015 to Sequential Brands, Inc. for $353 million. Prior to his service at Martha Stewart Living, Mr. Dienst had a distinguished career in the steel and metals industry, having served as the Group Chief Executive Officer of Sims Metal Management, Ltd. from 2008-2013, the world's largest publicly listed metal and electronics recycler, processing and trading in excess of 15 million tons of metal annually from 270 facilities on five continents. He had previously sold Metal Management, Inc., a company that he founded and served in the capacity of Chief Executive Officer from 2004-2008, to Sims for $1.7 billion in 2008. Mr. Dienst also served as Chairman of the Board and Acting Chief Executive Officer of Metals USA, Inc., one of the nation's largest steel processors, after its reorganization and until its going private sale to an affiliate of Apollo Management, L.P. in 2004. Mr. Dienst is also experienced in the financial markets, having served as a Managing Director of Corporate and Leveraged Finance at CIBC World Markets Corp., a diversified global financial services firm, from 2000-2004. From 1998-2000, he held various positions within CIBC, including Executive Director of the High Yield and Financial Restructuring Group. Previous to his time at CIBC, he served in various capacities with Jefferies & Company, Inc., a global investment banking firm. Mr. Dienst also recently served from 2014-2015 as a Director of 1st Dibs, Inc., a venture-backed e-commerce business owned by Benchmark Capital, Spark Capital, Index Ventures and Insight Venture Partners. Mr. Dienst holds a B.A. from Washington University in St. Louis. and a J.D. from Brooklyn Law School.

Mr. Dienst's qualifications as a director include his executive experience as a CEO and director of 4 public companies, his expertise in turnarounds, special situations and corporate transactions and his experience in the media sector.

Joseph Anto



Mr. Anto is currently a Senior Vice President at MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper company in the U.S. by circulation, where he has served since 2013. From 2014-2015, he was Vice President of Business Development for MediaNews Group and also CEO at Jobs in the US, a subsidiary of MediaNews with regionally focused job Board sites in New England. From 2013-2014 he was Managing Director at Digital First Ventures, the strategic investing division of MediaNews Group. In 2009 he co-founded RumbaTime, LLC, a fashion brand focused on timepieces and accessories and served as the Company's CEO until 2012. From 2006-2009 Mr. Anto was a Senior Analyst and Director of Investments at Harbinger Capital Partners, a multi-strategy investment firm, where he managed one of the largest merchant power investment portfolios in the sector, accounting for approximately 30% of the Fund's assets and completed M&A and debt financing transactions totaling over $4 billion in value. Prior to his time at Harbinger, Mr. Anto was an associate at ABS Capital Partners, a later-stage venture capital firm, and an analyst at First Union Securities in their technology investment banking group. He has previously served on the Boards of private merchant power companies Kelson Energy Inc. and Kelson Canada and was also previously on the Board at Rumbatime and is currently on the Board of CIPS Marketing Group, Inc. He has a BBA from Emory University and an MBA from Columbia University.

Mr. Anto's qualifications as a director include his expertise as a previous CEO of a job Board business, his executive experience, particularly in the media industry, and his expertise in turnarounds and corporate transactions.



Ethan Bloomfield

Mr. Bloomfield is currently the CEO of vitalfew, inc, a consulting and advisory business which he founded in 2015. He also serves on the board of governors for TaTech, a leading industry association which enables the interaction of companies in the recruitment technology space. He has been a member since 2006 and on the board of governors since the first board was elected by the membership. In 2016, he co-founded and is also the current CRO of ConversationDriver, a company that utilizes software to help organizations improve efficiencies is sales outreach. From 2012-2015, he served as the Senior Vice President of Sales and Business Development at recruitment technology company, ZipRecruiter, which he joined in 2012 as the 20th employee and the first in sales. In his role at ZipRecruiter he developed the entire sales organization, which he grew from concept to over 120 reps when he left the company. Previously he was Vice President of Business Development at JobTarget, a company that provides technology to organizations that want to offer their own web-based job boards to their members. While at JobTarget, he was instrumental in launching innovative new products and also led the acquisition of two companies. Mr. Bloomfield holds a B.A. from the University of Massachusetts, Amherst.

Mr. Bloomfield's qualifications as a director include his expertise in recruitment technologies, developed over a career spanning more than twelve years in the space. He is widely recognized as a thought leader in the sector and, in addition to advising or having advised almost 30 companies in the industry, he is a frequent speaker at industry conferences and events.



Heath Freeman

Mr. Freeman is the President, a Founding Member, and Director of Alden Global Capital, LLC, a New York-based investment firm focused on deep value, catalyst driven investing. He has been with the firm since its founding in 2007, and has been its President since 2014. Mr. Freeman currently serves as Vice Chairman of MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper business in the United States by circulation with over $1 billion of annual revenue, owning newspapers such as The Denver Post, San Jose Mercury News and Orange County Register. He also serves on the compensation committee and leads the strategic review committee for MNG and has served on its Board since 2011. Mr. Freeman is a co-founder and serves on the Board of SLT Group, Inc. (d/b/a SLT) a private fitness business based out of New York and started in 2011, which recently took in a large growth investment from North Castle Partners, a private equity firm focused on the health and wellness space. Mr. Freeman also co-founded City of Saints Coffee Roasters in 2013, a third wave coffee roaster, wholesaler and retailer based out of Brooklyn, NY. Prior to Alden, from 2006 – 2007, Mr. Freeman worked as an Investment Analyst at New York-based Smith Management, a private investment firm. Prior to that, from 2003 – 2006, Mr. Freeman was an investment banking analyst at Peter J. Solomon Company, a boutique investment bank, working on mergers and acquisitions, restructurings and refinancing assignments. He has previously served on the Boards at The Philadelphia Media Network and The Journal Register Company, among others. Currently, Mr. Freeman also serves as Chairman of the Advisory Board for Jewish Life at Duke University's Freeman Center and he also graduated with a BA from Duke University.

Mr. Freeman's qualifications as a director include his experience as an investor, investment banker and Board member of multiple companies with expertise in finance, compensation, turnarounds, corporate transactions and significantly improving value at underperforming companies.

Kevin Gregson



Mr. Gregson has served as the Americas Leader for the Insurance Industry for Willis Towers Watson plc since 2013. Prior to his role at Willis Towers Watson, Mr. Gregson was a Managing Director at Alvarez and Marsal Holdings, LLC, a financial advisory services company focused primarily on the financial services industry, from 2010-2013. Mr. Gregson has over thirty years of experience in developing and implementing business solutions for global organizations. Prior to joining Alvarez and Marsal, Mr. Gregson served as founder and president of Bridge Pointe, LLC, a Bermuda-based insurance and reinsurance company and advisory services firm that provides innovative insurance solutions for insurers and corporate sponsors. Previously, he was a co-founder and principal of the Gregson Group, a business advisory firm helping companies align business strategies with organizational and human capital strategies. He is currently a director at Fidelity & Guaranty Life, a provider of life insurance and annuity products, where he serves on the audit, compensation and related party transactions committee. Mr. Gregson holds a B.A. from the University of Delaware and has attended the Executive Finance Program at the University of Michigan.

Mr. Gregson's qualifications as a director include his experience advising companies on complex business and financial issues for thirty years, and his expertise in corporate governance, strategy, and financial/operational performance improvement.



Lowell Robinson

Mr. Robinson is a highly regarded financial and operating executive with thirty years of senior-level strategic, financial, governance, turnaround and M&A experience. He has also been on seven public company boards, and has experience serving as Chairman of the Board as well as Chairman of audit and compensation committees. From 2006-2009, Mr. Robinson was Chief Financial Officer and Chief Operating Officer for Miva, Inc., a digital marketing company, and was instrumental in Miva's turnaround and subsequent sale. He was previously Senior Executive Vice President and Chief Financial Officer of HotJobs.com, an online job board, where he was responsible for all finance and administrative functions at the company. After bringing the company to profitability a year ahead of expectation, HotJobs was sold to Yahoo! for $500 million, representing a 75% premium to market. Prior to joining HotJobs, Mr. Robinson was Executive Vice President and Chief Financial Officer for PRT Group, a software and IT services company, where he raised $62 million in its initial public offering. In 1994, Mr. Robinson was recruited by the CEO and Warburg Pincus to serve as the Chief Financial Officer of Valassis Communications, Inc. (f/k/a Advo, Inc.), a Fortune 500 company and the largest direct marketing company on the New York Stock Exchange with $2 billion in revenues. Over a three-year period, shareholder value increased 300% due to operational initiatives which he led, in addition to paying out a one- time $10 special dividend. Previously, Mr. Robinson held senior financial positions with Citigroup, Mars, Inc. and Kraft Foods Group, Inc. He is currently on the board at EVINE Live Inc., and has previously served on the board of The Jones Group, Inc., where he chaired the audit and compensation committees, in addition to having served on the boards of five other public companies over the course of his career. Mr. Robinson holds a B.A. from The University of Wisconsin and an M.B.A. in finance from Harvard Business School.

Mr. Robinson's qualifications as a director include his C-level executive experience at multiple companies, his experience serving on the boards of seven public companies and his expertise in finance, corporate governance, turnarounds and corporate transactions.

Gregory Slayton



The Hon. Gregory Slayton has served as the Managing Director of Slayton Capital, an international venture capital firm that has been an early investor in some of the most successful companies in Silicon Valley history, since 2002. He was an early investor in Google and Salesforce.com and served on the advisory boards of both companies. From 2005-2009, Mr. Slayton was the United States Chief of Mission (defacto Ambassador) to Bermuda, serving under both the Bush and Obama Administrations. From 2000-2002, he served as Chief Executive Officer of ClickAction Inc., an email marketing services company that was acquired by InfoUSA Inc., and prior to this, he was Chief Executive Officer and Chairman of MySoftware, which merged with ClickAction in 2000. He has also served as Distinguished Visiting Professor at Peking University and as a visiting professor at UIBE Business School, Beijing & Szechuan University, Dartmouth College, Harvard University and the Stanford Graduate School of Business. Mr. Slayton has been featured in the Wall Street Journal, Time and three Harvard Business School case studies. He has lived and worked extensively in Asia, Africa, Europe and Latin America, and was a Fulbright Scholar at the University of the Philippines, where he completed a Masters in Asian Studies with honors. Mr. Slayton holds a B.A. from Dartmouth College and an M.B.A. from Harvard Business School, having graduated from both institutions with honors.

Mr. Slayton's qualifications as a director include his experience as an investor in technology companies, his executive experience as CEO of multiple companies, his experience serving on the boards of four public companies and his expertise in technology, operations and international markets.

REVITALIZE
— MONSTER —

☰

Click to download any of the PDF files below:

- Letter to Shareholders (9.30.16)
- Monster M&A Discussions Summary Timeline (9.12.16)
- Letter to Shareholders (9.12.16)
- Letter to Board (8.19.16)

REVITALIZE
— MONSTER —

 **Who is MediaNews Group (MNG)?**

MediaNews Group, Inc. (d/b/a Digital First Media) is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. Digital First Media is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. The Company's portfolio of products includes 67 daily newspapers and 180 non-daily publications. Digital First Media has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale.

MNG has intimate knowledge of the job board space through its ownership of Jobs in the US, which operates regionally focused job boards in New England.

+   Who is MediaNews Group (MNG)?

−   Is MNG an activist investor?

MNG is not an activist investor, but an operating business that takes a long-term view on investments it makes and is focused on creating value for all stockholders, enabled by focusing on maximizing operational cash flows and being disciplined capital allocators.

MNG believes that Monster is deeply undervalued and that, with proper management and board oversight, significant opportunities exist to create substantial value.

 **Why replace all of the board members?**

MNG has NO confidence in the current board and CEO, because we believe that the current board has not pursued avenues that would maximize shareholder value for shareholders of Monster. We believe this is especially the case in light of the Board's recent decision to enter into a merger agreement with Randstad North America, Inc. whereby Randstad will acquire the stock of the Company for $3.40 per share of Common Stock through a tender offer and subsequent merger.

Monster's shares have woefully underperformed versus its peers and the market over any relevant period of time the past 5 years. Such significant loss of shareholder value is avoidable under the right leadership.

Cumulative Total Shareholder Return (as of October 17, 2016)

	YR1	YR2	YR3	YR4	YR5
Monster	(7%)	(47%)	(52%)	(10%)	(59%)
2016 Proxy Peer Group Average	23%	89%	56%	83%	70%
S&P 500 Index	24%	51%	68%	84%	97%

Source: S&P Capital IQ

The board has overseen a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016, making for a -7.6% Compound Annual Growth Rate, as well as shareholder return that lags behind its proxy peer group average. This is the same board that has advised shareholders to accept $3.40 per share, which seems highly suspect given that the Company was buying back stock in December 2015—only months earlier—at an average price of $5.99 per share. These facts lead us to believe that the Board is demonstrating they are not suited to lead the company in a competitive environment driven by changing industry dynamics and customer preferences.

 **Why replace all of the board members?**

 **How can MNG ensure a smooth transition should it be successful in replacing the entire Board?**

The Board nominees have been carefully selected and have a very relevant and diverse set of skills across areas such as finance, sales management, corporate governance, restructuring, technology and operations. Most importantly, if elected, this group of nominees is prepared to ensure that the interests of all shareholders are properly represented and will focus on executing a plan to create significant shareholder value.

Additionally, one of our nominees, Daniel W. Dienst, is a superb candidate to serve as the Company's CEO and is prepared to serve in that position to execute the much needed turnaround at the Company. We believe that if our slate of nominees is elected, the new Board, subject to its review of the Company and exercise of its fiduciary duties, will appoint Mr. Dienst as CEO. He would initially serve as interim CEO while the new board conducts a search for a full-time CEO, and he would be considered for that position as well. Mr. Dienst is a proven executive with a track record of creating substantial shareholder value in situations that required significant change.   His leadership at Martha Stewart Living OmniMedia, Inc. (MYSE: MSO) led to a successful sale to Sequential Brands, Inc. (NASDAQ:SQBG) in December 2015 and prior to that, from 2008 to 2013, Mr. Dienst served as the Group Chief Executive Officer of Sims Metal Management, Ltd. (NYSE: SMS; ASX: SGM), the world's largest publicly listed metal and electronics recycler, processing and trading in excess of 15 million tons of metal annually from 270 facilities on five continents. Monster needs new leadership −both at the board and executive level — to turn around the business and we are confident we have the right solution with our nominees and Daniel W. Dienst as CEO.

We are confident that you will find the team of professionals we are nominating to be extremely well-qualified to serve as directors of Monster and that Mr. Dienst will have an immediate impact on the business if appointed CEO.

 Who is MediaNews Group (MNG)?

 Is MNG an activist investor?

 Why replace all of the board members?

 How can MNG ensure a smooth transition should it be successful in replacing the entire Board?

 Does MNG want to see Monster Sold?

We believe that any comprehensive review to maximize value for all shareholders must include both a strong plan of independent value creation as well as an open and unbiased review of potential strategic combinations. In our opinion, such a review cannot be prejudged by us, or any individual shareholder, but rather is best established and executed by highly qualified directors.

MNG Press Releases

- Press Release (9.30.16)
- Press Release (9.12.16)
- Press Release (8.19.16)

Investor Contact:

Joe Anto

MediaNews Group

212-634-9642

Michael Fein & Jon Einsidler

Okapi Partners

212-297-0720

info@okapipartners.com

Media Contact:

Alexandra Gambale

Peppercomm

212-931-6170

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MediaNews Group, Inc., Joseph Anto, Ethan Bloomfield, Daniel W. Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson and Gregory Slayton (collectively, the "Participants") are participants in a solicitation of written consents (the "Consent Solicitation") from the stockholders of Monster Worldwide, Inc. (the "Company"). The Participants intend to file with the Securities and Exchange Commission (the "SEC") a definitive consent statement and accompanying form of consent card to be used in connection with Consent Solicitation. All stockholders of the Company are advised to read the definitive consent statement and other documents related to the solicitation of consents by the Participants if and when they become available, as they will contain important information, including additional information related to the Participants. Should the Participants engage in such a solicitation, the consent statement and an accompanying consent card will be furnished to some or all of the Company's stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/, http://www.revitalizemonster.com or from Okapi Partners at 212-297-0720 or info@okapipartners.com.

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MNG reserves the right to delete any communications at any time, for any reason or in its discretion, but has no obligation to review or remove any such content. MNG also reserves the right to disclose any information as necessary to satisfy any law, regulation or governmental request, or to refuse to post or to remove any information or materials, in whole or in part, that in MNG's sole discretion are objectionable or in violation of these Terms of Use.

Responsibility for the Content You Submit

You are fully responsible for any content you submit on our website (which includes posting a message, uploading a file, providing information to, communicating with, or otherwise placing any material on the website). You also understand that we are not responsible for any content you may submit on the website. You also understand and certify that you have the permission of others who may have contributed to or are featured or depicted in any content you submit on the website. If there are any individuals under the age of 18 in any photographs, videos, or images in the content you intend to submit on the website you must obtain and you certify that you have obtained the permission of the parent or legal guardian of any such individual before submitting such content.

Links

Links to or from other Internet sites may be included at times as a convenience to the user. These sites have not necessarily been reviewed by MNG and are

Links to or from other Internet sites may be included at times as a convenience to the user. These sites have not necessarily been reviewed by MNG and are maintained by third parties over which MNG exercises no control. Accordingly, MNG expressly disclaims any responsibility for the content, the accuracy of the information, the quality of products or services provided by or advertised on, and / or software downloaded from these third-party websites. Moreover, these links do not imply an endorsement of any third party, website, or products or services provided by any third party, and MNG takes no responsibility for them.

Disclaimer and Limitation of Liability

ALL CONTENT OF THIS WEBSITE, INCLUDING ANY SOFTWARE, IS PROVIDED "AS IS" AND WITHOUT WARRANTIES OR REPRESENTATIONS OF ANY KIND, EITHER EXPRESSED OR IMPLIED. TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW, MNG, ITS SUBSIDIARIES, AFFILIATES, AND THEIR AGENTS AND ALL PREDECESSORS, SUCCESSORS, AND ASSIGNS DISCLAIM ALL WARRANTIES AND REPRESENTATIONS, EXPRESSED OR IMPLIED, RELATING TO ANY CONTENT AVAILABLE ON THE SITE, INCLUDING BUT NOT LIMITED TO ANY WARRANTIES AND REPRESENTATIONS OF NONINFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUIET ENJOYMENT, SYSTEM INTEGRATION, OR DATA ACCURACY. MNG, ITS SUBSIDIARIES AND AFFILIATES DO NOT WARRANT OR REPRESENT THAT ANY CONTENT OF THIS WEBSITE (INCLUDING ANY SOFTWARE) OR ANY DATA ON THIS WEBSITE IS ACCURATE, ERROR-FREE, COMPLETE, OR CURRENT, THAT USE OF SUCH CONTENT OR DATA WILL BE UNINTERRUPTED, THAT DEFECTS WILL BE CORRECTED, OR THAT THIS WEBSITE, ITS CONTENT OR DATA, AND THE SERVERS ON WHICH THE WEBSITE AND CONTENT ARE AVAILABLE, ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. MOREOVER, MNG AND ITS SUBSIDIARIES AND AFFILIATES DISCLAIM ANY OBLIGATION TO MAINTAIN THIS WEBSITE OR KEEP IT OPERATIONAL. APPLICABLE LAW MAY NOT ALLOW THE EXCLUSION OF CERTAIN WARRANTIES, SO THESE EXCLUSIONS MAY NOT APPLY TO YOU IN WHOLE OR IN PART. YOU ASSUME THE SOLE RISK OF MAKING USE OF THIS WEBSITE AND THE CONTENT IT PROVIDES.

ALL SERVICES ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY, AND ARE NOT INTENDED FOR TRADING OR INVESTING PURPOSES, OR FOR COMMERCIAL USE. STOCK AND MUTUAL FUND QUOTES, AND RELATED FINANCIAL NEWS STORIES MAY BE DELAYED AT LEAST 20 MINUTES, AS MAY BE REQUIRED BY THE STOCK EXCHANGES AND/OR THE FINANCIAL INFORMATION SERVICES. THE SITE SHOULD NOT BE USED IN ANY HIGH RISK ACTIVITIES WHERE DAMAGE OR INJURY TO PERSONS, PROPERTY, ENVIRONMENT, FINANCES OR BUSINESS MAY RESULT IF AN ERROR OCCURS. YOU EXPRESSLY ASSUME ALL RISK FOR SUCH USE.

IN NO EVENT, INCLUDING, BUT NOT LIMITED TO, NEGLIGENCE, SHALL MNG, ITS SUBSIDIARIES OR AFFILIATES, INCLUDING ALL PREDECESSORS, SUCCESSORS, AND ASSIGNS BE LIABLE FOR ANY INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES INCLUDING, WITHOUT LIMITATION, DAMAGES RELATED TO UNAUTHORIZED ACCESS TO OR ALTERATION OF YOUR TRANSMISSIONS OR DATA, THE CONTENT OR ANY ERRORS OR OMISSIONS IN THE CONTENT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR THOSE THAT RESULT FROM THE USE OF, OR THE INABILITY TO USE, ANY MATERIALS, PRODUCTS OR SERVICES, OR THIRD PARTY MATERIALS, PRODUCTS OR SERVICES MADE AVAILABLE THROUGH THE WEBSITE. YOU SPECIFICALLY ACKNOWLEDGE AND AGREE THAT MNG AND ITS SUBSIDIARIES AND AFFILIATES ARE NOT LIABLE FOR ANY DEFAMATORY, OFFENSIVE OR ILLEGAL CONDUCT OF ANY USER.

Choice of Law and Venue

The Terms of Use and the relationship between you and MNG shall be governed by the laws of the State of New York without regard to its conflict of law provisions. You and MNG agree to submit to the personal and exclusive jurisdiction of the courts located within New York County, New York.

Termination

MNG reserves the right in its sole discretion to terminate or restrict your use of the website, or any part of the website, without notice, for any or no reason, and without liability to you or any third party. The Terms of Use relating to Intellectual Property Rights, Disclaimer and Limitation of Liability, and Choice of Law and Venue shall survive termination.

Miscellaneous

This agreement constitutes the entire agreement between MNG and you with respect to the subject matter contained in this agreement and supersedes all previous and contemporaneous agreements, proposals and communications, written and oral. You also may be subject to additional terms and conditions that may apply when you use specific services on this website, or the products or services of a third party that are provided through this website.